UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                     1-12090
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(Check One): |_| Form 10-K    |X| Form 20-F    |_| Form 11-K
             |_| Form 10-Q    |_| Form N-SAR
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            For Period Ended: December 31, 2003
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended ______________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

                        Grupo Radio Centro, S.A. de C.V.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number)

                        Constituyentes 1154 (7(degree) Piso), Col. Lomas Altas
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City, State and Zip Code

                           C.P. 11950, Mexico, D.F., Mexico
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
            and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Late on June 29, 2004, Grupo Radio Centro, S.A. de C.V. (the "Company") and Scotiabank Inverlat S.A. agreed to modify certain financial covenants under the loan agreement between the two parties. As a result, the Company could not file its annual report on Form 20-F within the prescribed time period and is currently in the process of preparing its Form 20-F/A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Pedro Beltran                011-52-55                 5728-4881
         (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |_|Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

                        Grupo Radio Centro, S.A. de C.V.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2004                          By: /s/ Pedro Beltran Nasr
                                                 -------------------------------
                                                 Name:  Pedro Beltran Nasr
                                                 Title:  Chief Financial Officer